October 29, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Tracie Towner

Re:         American Petro-Hunter, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 0-22723
Dear Ms. Towner:

We are responding to the letter from the staff of the Securities and Exchange Commission (the “Staff”) to American Petro-Hunter, Inc., a Nevada corporation (the “Company”), dated October 14, 2010, regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The Staff’s letter requested that the Company advise the Staff as to when the Company will provide the requested response.  The Company is undertaking the appropriate work to formulate thorough responses to the Staff’s comments and will submit a completed response by November 4, 2010.

We thank you for your time on this matter.

Best regards,

/s/ Robert B. McIntosh
Robert B. McIntosh

President and Chief Executive Officer